ZIPHYCARE

The next big leap in delivering digital health at home

PITCH VIDEO   INVESTOR PANEL



ziphycare.com   New York NY

Technology | Software | AI | Social Impact | Healthcare

Highlights

1. Dramatically improves healthcare access for underserved communities, the elderly, disabled & poor
2. Treated hundreds of New Yorkers and saved dozens of lives across the Covid pandemic
3. 1000 appointments in NYC. Signed contracts for another 5,500 NY/NJ patients, expanding into Florida
4. FDA clearance and 7 patents. Approved Medicare vendor (no additional cost to patients)
5. Total addressable market of $1.2T, ripe for disruption
6. Founders are health tech experts with multiple successful exits behind them (to IBM, HealthGrades)
7. Seed is led by the Founder of Eos Health (now Livongo) and founding developer of WhatsApp HealthGrades)

7. Seed is led by the Founder of Eos Health (now Livongo) and founding developer of WhatsApp

8. Join a highly experienced team transforming healthcare at home

Our Team



Rada Sumareva CEO

Dr. Rada Sumareva is an advocate for at-risk populations and serves as a Board member of local, national and international non-profits with a focus on inclusion, equality, diversity & access to care.

We believe that humane, convenient healthcare is possible. We developed a solution to make it a reality. When you or your loved one is sick, the last thing you want is to leave your home. With our house-call technology, you don't have to worry about that last mile between you and your doctor because we bring the doctor to you.



Dan Kogan CTO

Dan is a seasoned entrepreneur, software engineer, and application architect. He has brought multiple new digital health products to market with successful acquisitions by IBM and Health Grades.



Gene Ukrainsky Head of R&D

Prior to ZiphyCare Dr. Ukrainsky was an Assistant Professor of NYEEI and authored several publications. Having worked with vulnerable communities for 2+ decades, he knows firsthand the challenges associated with the continuity of care.



Steve Arnold VP Managed Care

Steven Arnold, MS, MD, MBA, CPE, FHIMSS is a family practice physician who is board certified in urgent care medicine, with deep expertise in the managed care sector. He also holds a Master's in clinical psychology and an MBA.



Boris Khodorkovsky CMO

Dr. Khodorkovsky is an ER doctor, researcher, educator, and community leader. He is currently Associate Chair of the Emergency Department at Staten Island University Hospital and co-chair of Northwell Health, a major regional medical health system.



Pamela Mirels VP Investor Relations

Pam spent five years working as Chief of Staff for the Corporate Executive Board (acquired by Gartner). She then founded CultureHorde.com, (acquired by Ivy.com), served as COO of Speakable (acquired by Nation Builder), and as COO of Sollis Health.

Pitch



ZiphyCare™

Delivering high quality healthcare at home to the most vulnerable.

ZiphyCare, Ziphy and the Ziphy geo point logo are trademarks of ZiphyCare, LLC. Registration with USPTO pending.

⊕ Ziphy

What Problem Are You Solving?

Imagine You Couldn't Get to a Doctor

For millions of Americans, this is a reality. The elderly, people with disabilities, people who work multiple jobs, and people in care deserts have insufficient access to medical care. Covid has only exacerbated the problem.



- 58% of Americans miss doctor visits or medical procedures due to high costs and lack of time
- 54M Americans live with a disability - ~16% of the population. Doctor visits require substantial coordination from their caretakers.
- Of the 52M elderly Americans (65+), 80% have multiple chronic conditions (heart disease, diabetes, etc.) that need ongoing management.
- African American (13%) and Hispanic adults (14%) are more than twice as likely as white adults (6%) to report no regular source of care, or that the ER is their usual source of care.

Source: NCBI, Survey of Income and Program Participation (SIPP), & US Census 2017

Despite Massive Spend, Care Barriers for the Most Vulnerable Persist

Healthcare companies have long struggled to attain the holy grail for Medicare & Medicaid patients with chronic conditions: cost-effective, high quality healthcare.

Barriers to Care

CARE DESERTS
At least 23% of rural and 18% of urban Americans lack access to a nearby hospital

COST
Unless explicitly covered by Medicare & Medicaid, care can be prohibitively expensive

APPOINTMENT AVAILABILITY
Average US wait time for a first-time appointment is 24 days

TIME IN WAITING ROOM
Average patient wait time is 60 min in Urgent Care and up to 2 hours in ER

FEAR OF COVID
80% of Americans fear contracting COVID-19 if they need to receive medical care

POOR COMPLIANCE
Patient non-adherence results in billions of dollars of cost annually

TeleHealth Won't Solve It

- Vulnerable populations are often low-tech and don't have high speed internet
- Patients spend more time trying to log on than receiving care
- Doctors & medical staff often hate it
- Low quality images limit the physician's ability to treat and diagnose



A Massive Opportunity Post-Covid

Healthcare at home solves many of these challenges, but historically Medicare and Medicaid did not cover home visits. **Covid changed that.**


TELEHEALTH.HHS.GOV
About
For patients
For providers
For researchers
For providers
Getting started
Planning your telehealth workflow
Ensuring equal access to telehealth
Preparing patients for telehealth
Policy changes during COVID-19
Billing for telehealth during COVID-19
For providers
Billing for telehealth during COVID-19
During the COVID-19 public health emergency, reimbursements for telehealth continue to evolve. The federal government, state Medicaid programs, and private insurers have expanded coverage for virtual health care services.

- In March 2020, Centers for Medicare & Medicaid Services (CMS.gov) announced that doctors caring for patients at-home through remote or hybrid platforms are **fully reimbursable under Medicare and Medicaid.**
- These services have proved popular. The rule is not reversing, even as Covid abates.

Ziphy

How Does ZiphyCare Solve This?

Introducing ZiphyCare



ZiphyCare is a holistic solution for Medicare & Medicaid patients. We treat chronically ill patients in-person, in the comfort of their homes and at times of their choosing. We do this via a hybrid remote/in-person model that is changing the economics on delivering high quality healthcare at home. ZiphyCare provides:

- In-person, at-home medical evaluations
- Ongoing care management for chronic disease
- Emergency room diversion

We deliver superior patient outcomes while dramatically reducing costs for insurance providers.




Video Demo
Our FDA registered and patented technology platform delivers medical examination experience that approximates a doctor-present exam by enabling an extension of the "physician's hands, eyes and ears" at the patient location.

The ZiphyCare Model



1. Contracts

ZiphyCare contracts with insurance payers and medical groups (assisted living, hospice providers, social service agencies, etc). Clients provide a list of patients who need at-home checkups and care management plans.

2. Appointments

ZiphyCare practice coordinators contact the patients and schedule at-home appointments at the patient's convenience.

3. Visits

ZiphyCare Medical Assistants arrive at the patient home. They use our FDA registered and patented **Ziphy Kit** to facilitate a thorough medical examination with a doctor live on screen. Our 4K cameras and hospital grade equipment provide a vastly superior exam.

4. Care Plan

Providers design a treatment plan for the patient, order tests or write Rx's. The entire visit is recorded and stored in the patient's electronic health records (EHR) for coordination with specialists or PCPs and for billing accuracy.

5. Aftercare

After the visit, a practice coordinator schedules follow up visits, coordinates with specilaists, and investigates insurance plans to ensure the patient is getting all the benefits available to them.

ZiphyKIT

Our **FDA registered, patented, hospital grade medical toolkit** enables the Medical Assistant to be a virtual extension of the physician's eyes, ears and hands. Kits are equipped with all necessary equipment plus high speed wifi. ZiphyCare's on-site Medical Assistants are also trained phlebotomists who can draw blood.

- **Pulse Oximeter**
- **Stethoscope**
- **Blood Pressure Monitor**
- **Ultrasound** optional



- **Glucometer**
- **Thermometer**
- **Otoscope**
- **HR Camera**
- **EKG**

A Superior Medical Exam, for Less

ZiphyCare Strep Throat Exam



Superior Medical Exam:

- **4K cameras** provide vastly superior imaging to a cell phone or standard telehealth camera
- **Onsite Medical Assistants** touch and interact with the patient
- Onsite MAs survey the home and the **social determinants of health** (fall risks, eating and smoking habits, etc.) and convey to the physician



Competitor

In-Person MA + Remote Physician:

- Low-cost MAs spend up to an hour with patients at home and help complete all paperwork
- When patient is completely ready, high-cost doctor comes online for 15-20 min exam, just as they would walk into a physical exam room

End Result: Better medical exam, lower cost

ZiphyCare Product Ecosystem

Since 2019, ZiphyCare has built a suite of software tools that coordinate care and reduce administrative costs.





Ziphy Managed Care
Psychosocial Determinants of Care
Compliance & Continuity of Care
Coordination & Case Management
Quality of Care Gaps (HEDIS, etc)
Ziphy KIT
Saving real-time exam data in the Cloud
Removing Technology Barriers
Ziphy App
Intuitive interface
Scheduling & Logistics
FHIR Data
Ziphy Dashboard
Patient Records Access
Practice Management
Appointment Booking
Practice Management
Logistics & Flows
Collecting patient data
Data Analytics
Medical Practice
• Primary Care
• Continuity of Care
• Urgent Care
Onsite Care Coordinator
• Low skill-set
• Medical Assistants
• Trained in our technology
Patient
• Receives the care at home
Case Manager
• Can participate in visit
• Can see the history of visits and data

Ziphy

Is Your Solution Working?

Healthcare At Home Delivers Excellent Results

Healthcare at home models are well established in England, Canada, and Israel. They grew 30% in the U.S. between 2015-2020. (Source: CMS.gov)

CMS conducted the Independence at Home (IAH) Medicare house call demonstration program to test home-based primary care. In its first 4 years:

- Beneficiaries had fewer 30-day readmissions, hospitalizations, and emergency department visits
- $32.9M – an average reduction of $2,819 per beneficiary – was saved in Y4.

"**93% of beneficiaries and caregivers said that they were either satisfied or very satisfied with the overall quality of care** they had received from their IAH practice in the past six months. A large majority of beneficiaries preferred receiving primary care in their home much more than in an office or clinic."

Source: Innovation.CMS.gov

Outstanding Scores from ZiphyCare Patients





★★★★★ **95% of patients give ZiphyCare 5 stars**

"The ZiphyCare visit was professional and attentive. The Onsite Care Coordinator and doctor made my relative feel totally comfortable. They were so gentle and sympathetic about her pain. ZiphyCare is terrific - I think it's great that we have this possibility now!"

"They checked my mother-in-law's skin, examined her swollen legs, took blood pressure readings, did an EKG, and examined her ears, eyes, and throat. The ZiphyCare physician suggested treatments and coordinated the treatment plan with my relative's regular primary care doctor, who made the necessary adjustments to the medications based on the exam results."

"Back in March, my 93-year-old relative was in very bad condition. We thought maybe she had COVID, but we didn't know. The Onsite Care Coordinator came right on time and wore full PPE. With ZiphyCare's physician on videoconference, the Onsite Care Coordinator did a more thorough exam than I've seen done in many doctors' offices!"

The ZiphyCare Model Reduces ER Visits

Home-based care helps keep chronically ill, vulnerable and underserved populations out of hospital



CDC Reported Data	**137M** ER visits annually	**75%** Spent more than 2 hours in ER	**85%** Self Transported	**68%** Referred to other physicians
ER Cost	**$2,000** Per Admission	**$16,000** Chronic Condition Per Admission	**$14,400** Chronic Condition Per Readmission	

Source: NCBI

Our estimates show that for Medicare & Medicaid populations, 20-30% of ER visits could be managed instead by ZiphyCare (ex: respiratory infections, UTIs, abdominal pain).

In the U.S. healthcare system, $30-39B is available to be saved from avoided trips to the ER alone.

Treated by other Telehealth companies
Treated by ZiphyCare
All ER Diagnoses

Ziphy

What Is Your Revenue Model?

Revenue Model

We have been generating revenue since 2020 and saw a jump in utilization over Covid.

Phase I: Insurance Reimbursements & Data Set

Our revenue model is straightforward fee-for-service . As we perform medical visits, we bill patients' insurance - Medicare, Medicare Advantage, Medicaid, and other private insurance.

In Phase I we aim to assemble a robust data set of patients and outcomes, proving our superior ER diversion and disease management.

Phase II: Shared Savings Model

Armed with Phase I data proving that we generate better outcomes for patients, ZiphyCare will contract directly with payers (insurance companies) in a shared savings model, also called value-based reimbursement (VBR).

This is a common revenue model since the 1990s. ZiphyCare keeps a percentage of the savings generated for insurance companies (typically 20-50%) and moves to a higher profit margin.

Path to Profitability

Conservative projections show profitability by YE 2023.

These are forward looking projections and are not guaranteed





- **2021-23: Mostly Full Service Provider**
- **2023-26: Majority SAAS Vendor**
- **2026: Shared Savings**

	2021	2022	2023	2024	2025	2026
Clients	3	50	100	180	275	400
Encounters per day	60	1100	6,100	19,200	48,000	117,000
Total Monthly Encoutners	1800	34,000	185,000	577,000	1,400,000	3,500,000
Provider Revenue	270,000	3,884,000	10,614,000	23,176,000	46,400,000	89,415,000
SAAS Revenue	0	444,000	6,320,000	23,272,000	63,500,000	160,485,000
SAAS Gross Margin	-72%	28%	60.0%	71.0%	78.0%	81.0%

5 Year Projection
Total Revenue
Total Expenses
Total Gross Margin
SAAS Vendor Model
Switch to Shared Savings
$270,000
$1,272,000
-371%
$4,328,000
$7,281,000
-68%
$16,934,000
$13,618,000
20%
$46,448,000
$26,422,000
43%
$109,900,000
$50,668,000
54%
$250,000,000
$108,396,000
57%
$250M
$100M
$50M
$10M
2021
2022
2023
2024
2025
2026

ZiphyCare Does It For Less

We are changing the economics of healthcare at home.



At moderate scale, each visit costs ZiphyCare $90. Medicare reimburses @ $150.



COGS Components

Providers:	35p/visit ($100p.hr)
OCC:	$20 per visit
Transportation:	$15 per visit
Kit:	$1.50 per visit
Insurance:	$5 per visit
Maintenance:	$1 per visit
Practice Cost:	$3 per visit
Hosting & Support:	$10 per visit
Total COGS:	$90.50 per visit
Platform COGS:	$15 per visit

Model Inputs

01 **1 Provider** can do 3-4 exams in 1 hour

02 **1 KIT** can service 150-250 patients a month

03 **1 Provider with 3 Kits & 4 OCCs** can treat 9,000 patients per year with 80% utilization

These are forward looking projections and are not guaranteed

⊗ Ziphy

How Big Is The Opportunity?

Healthcare at Home Is On The Rise:
An Enormous Market Opportunity



Home Healthcare Market (USD Billion) & Y-o-Y Growth (%)

484.1

260.7

USD Billion

2017 2018 2019 2020 2021 2022 2023 2024 2025 2026

■ USD Billion ━ Y-o-Y

These are forward looking projections and are not guaranteed

- Total home healthcare spend in the U.S. is $113B.
- Medicare and Medicaid fund 75% of that spend.
- The global home healthcare market is estimated to reach $484B by 2026 (8.3% CAGR between 2018-2026).
- Demand for services rises with age. Seniors over 75 use triple the volume of services than younger Medicare beneficiaries.
- That cohort will grow by 50% over the next ten years.

Source: Polaris Market Research

Market Opportunity & Beachhead Markets



Total Available Market:
National Managed Care

$1.2T total market
CMS Spend:
- **$799B in Medicare**
- **$613B in Medicaid**
$250B in Medicare Advantage

Beachhead Market

2021 Focus
- Medical groups & social service agencies in the tri-state area (NY, NJ, PA)
- $25B total market
- 3.5M members in Medicare Advantage Plans



⊗ Ziphy

How Far Along Are You?

Competitive Threats?

Proof Of Concept

Launched in 2019, we've peformed 1,000 visits & are growing rapidly

With over 1,000 patient appointments behind us, ZiphyCare has secured MOU's to service the following medical groups in Q3 2021:

1. Women's health provider
2. FQHC (South Bronx)
3. Palliative care (South NJ)
4. Children's hospital - Pediatric asthma populations in remote parts of Western Canada.
5. A Florida-based pilot is in discussion for Q3


BRONX
MANHATTAN
QUEENS
BROOKLYN
STATEN ISLAND

Surging Biz Dev Pipeline:

- Recently signed contracts bring another 5,000+ NY/NJ patients under our care
- ZiphyCare is negotiating contracts with several managed care insurance companies

Competition & Market Differentiation

ZiphyCare has key advantages in managing chronically ill, vulnerable and underserved groups

heal | dispatch | MedArrive | Ready Health

Urgent, Primary, At-Home, On-Demand Care

Competitive Analysys

				Clinical									Product & Technology			Business		
				5 SENSES	UNIVERSAL	CONTINUUM vs EPISODIC CARE	INTEGRATION	ENGAGEMENT & EDUCATION	COORDINATION	DATA-DRIVEN	COMPATIBILITY	QUALITY	PATIENT FRIENDLY WORKFLOWS	AI & ML-DRIVEN LOGISTICS & SCALABILITY	PATIENTS & PHYSICIANS HIGH LEVEL SATISFACTION	SOFTWARE AS A SERVICE	PRACTICE AS A SERVICE	COST
Segment	**Companies**	**Cons**	**Pros**	- Sight - Sound - Smell - Taste - Touch	- Chronically ill, underserved, non-compliant population - Requires no technical skills or modern technology gadgets - No dependency on WiFi connectivity or broadband availability	- Longitudinal Care - Annual Plan of Care - Same Provider	- Medical - Behavioral - Case Management	Assess living conditions Assess physical barriers to care Assess fall prevention	- Primary Care - Specialty Care - Ancillary Care: Radiology, Wound Care, Home Infusion, Phlebotomy, Ultrasound, Echocardiography	-Capture real-time data and video -Comprehensive Analytics	- Epic integration - FHIR compliance	-Hospital Grade Imaging -Hospital Grade ECG -Hospital Grade Echocardiogram - Otoscope, Auscultation, Pulse oximetry	- Sophisticated Scheduling - Triage Algorithms - Forms Management - Circle of Care	- Scheduling optimizations based on chronic management - Chronic conditions patients scheduling - Care delivery optimization - Machine Learning Algorithms for routing	- 98% Patients Satisfaction	White Labeling	White Labeling	Under $175 per visit
Traditional Telehealth	AmWell, TelaDoc	Random, Episodic, Limited in the ability to diagnose and treat, Poor quality of technology, dependent on patient's sophistication, not cost-effective	Relatively inexpensive Fast turnaround	Sound and low-quality image	☐	☐	☐	☐	☐	☐	☑	☐	☐	☐	☐	☐	☐	☑
Home Monitoring Solutions	Optimize Health	Requires technical sophisticati	Continues data feed into a clinical system	-	☐	☐	☐	☐	☐	☑	☑	☑	☐	☐	☐	☐	☐	☐
Urgent Care At Home	Dispatch Health Ready, Heal	High Cost, Episodic-only, inefficient non-optimized Scheduling	Professional service at home	All 5 senses	☑	☐	☑	☐	☐	☑	☐	☐	☐	☐	☐	☐	☐	☐
Virtual PCP	Nice Health	Limited in the ability to diagnose and treat. Poor quality of technology; dependent on patient's sophistication. No Personal interaction	Longitudinal, Cost-effective	Sound and low-quality image	☑	☑	☑	☐	☐	☑	☑	☐	☑	☐	☐	☐	☐	☐
Visiting Nurses	Visiting Nurse Service of New York	Limited in the ability to diagnose and treat. Poor quality of technology	Professional service at home	All 5 senses	☑	☐	☐	☑	☑	☐	☐	☐	☐	☐	☐	☐	☐	☐
Hybrid Care Delivery	ZiphyCare	New to market	Cost-effective, Longitudinal, AI-based, Patented Hospital-grade equipment, Increased confidence level for physicians to diagnose, Professional service at home	All 5 senses	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑	☑

Ziphy

Who's On The Team?

Founding Team

ZiphyCare's team is comprised of medical industry professionals, technologists, and digital health experts who understand firsthand the barriers to basic healthcare and were inspired to create a solution.



Dr. Rada Sumareva, DDS
Founder & CEO

Rada Sumareva, DDS, is a periodontics and implant surgery specialist and noted advocate of humanitarian causes that cover access to care for at risk populations. Dr. Sumareva serves as member of the Board of Governors of Tel Aviv University and AFTAU Executive Board, and President of the Russian-American Dental Association. She is a member of the Board of Directors of the Alpha Omega Foundation, JCRC-NY, and the UJA-Federation of New York.

Linkedin Profile



Daniel Kogan
Founder & CTO

Daniel Kogan is a leading data scientist in the health-tech space. Daniel has launched several of his own technology startups (acquired by IBM, Healthgrades, and other leading corporations), and served as CTO and technical advisor to numerous top providers in the online and virtual health community, including but not limited to Vitals (acquired by WebMD), Better Doctor (acquired by Quest Analytics), and Lumiata.

Linkedin Profile



Dr. Gene Ukrainsky
Founder & Head of Medical R&D

Gene Ukrainsky, MD, DDS, specializes in the treatment of nasal airway disorders, paranasal sinus diseases, and thyroid and salivary gland surgery. Dr. Ukrainsky received his medical degree from the State University of New York at Stony Brook Medical Center, and completed his residency in Otolaryngology/Head and Neck Surgery at New York Eye and Ear infirmary. He is a member of the AOA (honorary medical society) and the OKU (honorary dental society).

LinkedIn Profile

Advisors & Investors

Alex Bitoun

Alex is currently leading Sagely, a digital health company focused on keeping elders healthy. Co-founder of EosHealth(**rebranded as Livongo Health in 2014**), Trilliant Technology Group, and an early member of the upper management team of DiabetesAmerica as CTO, Alex has been on the cutting edge of bringing technology to health care delivery for the past fifteen years.

Stephanie Cohen

Stephanie Cohen has an outstanding reputation as a leader in the insurance industry. As a fierce entrepreneur, **Stephanie sold her company, Golden & Cohen in 2007 taking it from a small brokerage firm to a very valuable, high margin business.** Stephanie sits on the Insurance Brokerage Council for the State of Maryland, the District of Columbia Health Exchange and Kaiser Permanente.

Graham Calder

Graham has built 20 years of knowledge and experience across many sectors of how to use digital and consumer technology to transform business. Graham has held senior technology roles at market leaders across a wide range of sectors facing significant digital disruption to established business models, including as **CIO of Babylon Health**, Group CIO at Ladbrokes Coral Group and CTO for Pearson PLC. He is a non-executive director at NubeGo, a specialist UK cloud consultancy.

Matthew Holt

Matthew Holt is best known as the **founder of The HealthCare Blog** and (with Indu Subaiya) the **Health 2.0** conferences, he now splits his time between them, Catalyst @ Health 2.0 (not owned by HIMSS), and the SMACK.health Advisory service for health tech startups. During his career Matthew spent nearly 30 years in health care and health care IT as a generalist forecaster and strategist, working for renowned forecasting (IFTF) and polling (Harris) organizations.

Eugene Fooksman

Eugene Fooksman is the founder of the Fooksman Family Foundation and a software pioneer. His philanthropic work follows decades of leadership in Silicon Valley, where as a **key developer of messaging service WhatsApp** he helped to transform the high-tech landscape.

Allen Finkelstein

Dr. Allen Finkelstein, the Chief Executive Officer of Bedford HealthCare Solutions is the former **Chief Dental Officer of AmeriChoice/United Health** Group insuring over 3.5 million lives in dental government coverage. In 2009, Dr. Finkelstein was awarded a Doctor of Humane Letters degree from the A.T.Still University

ZiphyCare

Delivering quality healthcare via technology to those most in need

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